SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
_________________

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

XL CAPITAL LTD (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Series C Preference Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

98372P 876
(CUSIP Number of Class of Securities)

Kirstin Romann Gould, Esq.
Executive Vice President, General Counsel and Secretary
XL Capital Ltd
One Bermudiana Road
Hamilton, Bermuda HM 11
(441) 292-8515
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Noah B. Newitz, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York  10005
(212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$165,000,000	$6,484.50

*
Calculated solely for purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all of the 20,000,000 outstanding Series C Preference Ordinary Shares, par value $0.01 per preference share, are being purchased at the tender offer price of $8.25 per preference share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission, equals $39.30 per million of the value of the transaction.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [N/A]	Filing Party: [N/A]
Form or Registration No.: [N/A]	Date Filed: [N/A]

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]           third-party tender offer subject to Rule 14d-1
[X]           issuer tender offer subject to Rule 13e-4
[   ]           going-private transaction subject to Rule 13e-3
[   ]           amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [   ]

TABLE OF CONTENTS

OFFER TO PURCHASE

LETTER OF TRANSMITTAL

PRESS RELEASE

-i-

This Tender Offer Statement on Schedule TO relates to the offer by XL Capital Ltd, a Cayman Islands exempted limited company (the “Company” or “XL Capital”), to purchase for cash any and all of its 20,000,000 outstanding Series C Preference Ordinary Shares, par value $0.01 per share and liquidation preference $25.00 per share (the “Preference Shares”), at a price of $8.25 per Preference Share, plus accrued but unpaid dividends up to, but not including, the date the Preference Shares are purchased, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2009 (the “Offer to Purchase”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”).  This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the Company is XL Capital Ltd.  The address of the principal executive offices of XL Capital is One Bermudiana Road, Hamilton, Bermuda HM 11.  The telephone number of the principal executive offices of XL Capital is (441) 292-8515.

(b) Securities.  The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in Section 7 of the Offer to Purchase (“Historical Price Range of Preference Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person.  The Company’s address and telephone number are set forth in Item 2 above.

The names of the executive officers and directors of the Company, who are persons specified in Instruction C to Schedule TO, are set forth below.  The address for each such person is:  c/o XL Capital Ltd, One Bermudiana Road, Hamilton, Bermuda HM 11 and the telephone number for each such person is:  (441) 292-8515.

Name	Office

Michael S. McGavick	Chief Executive Officer & Director

Brian Nocco	Executive Vice President & Chief Financial Officer

James H. Veghte	Executive Vice President & Chief Executive of Reinsurance Operations

Sarah E. Street	Executive Vice President & Chief Investment Officer for XL Capital Ltd and Chief Executive Officer of XL Capital Investment Partners Inc.

Kirstin Romann Gould	Executive Vice President, General Counsel & Secretary

David Duclos	Executive Vice President & Chief Executive of Insurance Operations

Celia R. Brown	Executive Vice President, Head of Global Human Resources & Corporate Relations

Susan L. Cross	Executive Vice President & Global Chief Actuary

Jacob D. Rosengarten	Executive Vice President & Chief Enterprise Risk Officer

Brian M. O’Hara	Chairman Board of Directors

Dale R. Comey	Director

Robert R. Glauber	Director

Herbert Haag	Director

G. Thompson Hutton	Director

Joseph Mauriello	Director

Eugene M. McQuade	Director

Robert S. Parker	Director

Alan Z. Senter	Director

John T. Thornton	Director

Ellen E. Thrower	Director

Sir John M. Vereker, KCB	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.  The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

Summary Term Sheet;
Introduction;
Section 1 (“Number of Preference Shares”);
Section 2 (“Purpose of the Offer”);
Section 3 (“Procedures for Tendering Preference Shares”);
Section 4 (“Withdrawal Rights”);
Section 5 (“Purchase of Preference Shares and Payment of Purchase Price”);
Section 6 (“Conditions of the Offer”);
Section 8 (“Source and Amount of Funds”);
Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preference Shares and Other Securities”);
Section 13 (“Certain Material United States Federal Income Tax Consequences”);
Section 14 (“Accounting Treatment”); and
Section 15 (“Extension of the Offer; Termination; Amendment”).

(b) Purchases.  To the best of the Company's knowledge, Preference Shares will not be purchased from any officer, director or other affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preference Shares and Other Securities”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of securities acquired; Plans.  The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:

Summary Term Sheet; and

Section 2 (“Purpose of the Offer”).

Except as disclosed in the Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•
any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in the Company’s corporate structure or business;

•	any class of equity securities of the Company to be delisted from the New York Stock Exchange;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds.  The information set forth in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions.  The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preference Shares and Other Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

The consideration in the Offer to Purchase consists solely of cash.  The Offer is not subject to any financing conditions and is for all outstanding securities of the subject class. Therefore, pursuant to Instruction 2 of Item 10 of Schedule TO, financial statements of the Company are not material and not required.

Item 11.	Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in Section 9 of the Offer to Purchase (“Certain Information Concerning XL Capital”), Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preference Shares and Other Securities”), Section 11 of the Offer to Purchase (“Effects of the Offer on the Market for Preference Shares; Registration Under the Exchange Act”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Other Material Information.  The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated February 27, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)(A)	Press release, dated February 27, 2009.
(b)	None
(d)(1)	None
(d)(2)	None
(g)	None
(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XL CAPITAL LTD
By: /s/ Fiona Muldoon
Name: Fiona Muldoon
Title: Senior Vice President, Global Treasurer

Dated:  February 27, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 27, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)(A)	Press release, dated February 27, 2009.
(b)	None
(d)(1)	None
(d)(2)	None
(g)	None
(h)	None

Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
ANY AND ALL OF ITS SERIES C PREFERENCE
ORDINARY SHARES AT A PURCHASE PRICE OF
$8.25 PER SHARE
by

XL Capital Ltd

THE TENDER OFFER AND WITHDRAWAL RIGHTS
WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 26, 2009,
UNLESS XL CAPITAL EXTENDS THE TENDER OFFER.

XL Capital Ltd, a Cayman Islands exempted limited company (the “Company” or “XL Capital” or “we” or “us”), is offering to purchase for cash any and all of its outstanding Series C Preference Ordinary Shares, par value $0.01 per share and liquidation preference $25.00 per share (the “Preference Shares”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”).  On the terms and subject to the conditions of the Offer, XL Capital will pay $8.25 per Preference Share, plus accrued but unpaid dividends up to, but not including, the date the Preference Shares are purchased, net to the seller in cash, without interest, for Preference Shares properly tendered and not properly withdrawn.  See Section 1.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF PREFERENCE SHARES BEING TENDERED OR THE AVAILABILITY OF ANY FINANCING.  THE OFFER IS, HOWEVER, SUBJECT TO CONDITIONS.  SEE SECTION 6 WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER.  HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO HOLDERS OF PREFERENCE SHARES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR PREFERENCE SHARES.  YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE, INCLUDING OUR REASONS FOR MAKING THE OFFER, AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING YOUR DECISION WHETHER TO TENDER YOUR PREFERENCE SHARES IN THE OFFER.

_______________

You may direct questions and requests for assistance to Goldman, Sachs & Co., the dealer manager (the “Dealer Manager”) for the Offer, or Global Bondholder Services Corporation, the information agent (the “Information Agent”) for the Offer, at the contact information set forth on the back cover page of this document.  You may direct requests for additional copies of this Offer to Purchase to the Information Agent.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

February 27, 2009

IMPORTANT

All of the Preference Shares are held in book-entry form through the facilities of The Depository Trust Company (“DTC”) and must be tendered through DTC.  If you desire to tender Preference Shares, a DTC participant must electronically transmit your acceptance of the Offer through DTC’s Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible.  In accordance with ATOP procedures, DTC will then verify the acceptance of the Offer and send an agent’s message (as hereinafter defined) to Global Bondholder Services Corporation, the depositary for the offer (the “Depositary”), for its acceptance.  An “agent’s message” is a message transmitted by DTC, received by the Depositary and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from you that you have received the Offer and agree to be bound by the terms of the Offer, and that we may enforce such agreement against you.  Alternatively, you may also confirm your acceptance of the Offer by delivering to the Depositary a duly executed Letter of Transmittal.  A tender will be deemed to have been received only when the Depositary receives (i) either a duly completed agent’s message through the facilities of DTC at the Depositary’s DTC account or a properly completed Letter of Transmittal, and (ii) confirmation of book-entry transfer of the Preference Shares into the Depositary’s applicable DTC account.  If your Preference Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your Preference Shares.  See Section 3.

_______________

XL Capital has not authorized any person to make any recommendation on its behalf as to whether you should tender or refrain from tendering your Preference Shares in the Offer.  XL Capital has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase.  If given or made, you must not rely upon any such information or representation as having been authorized by XL Capital, the Information Agent or the Dealer Manager.  Our Board of Directors has approved the Offer.  However, you must make your own decision whether to tender your Preference Shares and, if so, how many.

_______________

XL Capital is not making the Offer to (nor will it accept any tender of Preference Shares from or on behalf of) holders of Preference Shares in any jurisdiction in which the making of the Offer or the acceptance of any tender of Preference Shares would not be in compliance with the laws of such jurisdiction.  However, XL Capital may, at its discretion, take such action as XL Capital may deem necessary for it to make the Offer in any such jurisdiction and extend the Offer to holders of Preference Shares in such jurisdiction.  In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on XL Capital’s behalf by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

_______________

No federal or state securities commission nor any other regulatory authority has passed upon the accuracy or adequacy of this Offer to Purchase.  Any representation to the contrary is unlawful.  No person has been authorized to give any information or make any representations with respect to the offer other than the information and representations contained or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorized.

TABLE OF CONTENTS

-i-

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (“PSLRA”) provides a “safe harbor” for forward-looking statements. This Offer to Purchase, the Company’s Annual Report to ordinary shareholders, any proxy statement, any Form 10-K, Form 10-Q or Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company may include forward-looking statements that reflect the Company’s current views with respect to future events and financial performance. Such statements include forward-looking statements both with respect to the Company in general, and to the insurance and reinsurance sectors in particular (both as to underwriting and investment matters). Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the PSLRA or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements. The Company believes that these factors include, but are not limited to, the following: (i) changes in ratings, rating agency policies or practices; (ii) changes in the size of the Company’s claims relating to natural catastrophe losses due to the preliminary nature of some reports and estimates of loss and damage to date; (iii) trends in rates for property and casualty insurance and reinsurance; (iv) the timely and full recoverability of reinsurance placed by the Company with third parties, or other amounts due to the Company; (v) the projected amount of ceded reinsurance recoverables and the ratings and creditworthiness of reinsurers may change; (vi) the timing of claims payments being faster or the receipt of reinsurance recoverables being slower than anticipated by the Company; (vii) ineffectiveness or obsolescence of the Company’s business strategy due to changes in current or future market conditions; (viii) increased competition on the basis of pricing, capacity, coverage terms or other factors; (ix) greater frequency or severity of claims and loss activity than the Company’s underwriting, reserving or investment practices anticipate based on historical experience or industry data; (x) developments, including future volatility, in the world’s credit, financial and capital markets that adversely affect the performance and valuation of the Company’s investments or access to such markets; (xi) the potential impact on the Company from government-mandated insurance coverage for acts of terrorism; (xii) the potential for changes to methodologies, estimations and assumptions that underlie the valuation of the Company’s financial instruments that could result in changes to investment valuations; (xiii) the Company’s assumptions as to whether it has the ability and intent to hold available-for-sale securities to recovery; (xiv) developments in bankruptcy proceedings or other developments related to bankruptcies of companies insofar as they affect property and casualty insurance and reinsurance coverages or claims that the Company may have as a counterparty; (xv) availability of borrowings and letters of credit under the Company’s credit facilities; (xvi) the ability of the Company’s subsidiaries to pay dividends to the holding company, XL Capital Ltd.; (xvii) the potential effect of domestic and foreign regulatory developments, including those which could increase the Company’s business costs and required capital levels; (xviii) changes in regulation or tax laws applicable to the Company or its subsidiaries, brokers or customers; (xix) acceptance of the Company’s products and services, including new products and services; (xx) changes in the availability, cost or quality of reinsurance; (xxi) changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; (xxii) loss of key personnel; (xxiii) the effects of mergers, acquisitions and divestitures; (xiv) changes in accounting policies or practices or the application thereof; (xxv) legislative or regulatory developments including, but not limited to, changes in regulatory capital balances that must be maintained by the Company’s operating subsidiaries and recent governmental actions for the purpose of stabilizing the financial markets; (xxvi) other changes in general economic conditions, including changes in interest rates, credit spreads, foreign currency exchange rates, inflation and other factors; (xxvii) the effects of business disruption or economic contraction due to war, terrorism or other hostilities; (xxviii) the outcome of the Company’s review of its life operations and (xxix) the other factors set forth in the Company’s other documents on file with the Securities and Exchange Commission. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

-ii-

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience.  It highlights material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase.  We recommend that you read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Offer.  We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my
Preference Shares?
XL Capital is offering to purchase your Series C Preference Ordinary Shares, par value $0.01 per share and liquidation preference $25.00 per share and liquidation preference $25.00 per share (the “Preference Shares”).

What will the purchase price for the
Preference Shares be?
The purchase price will be $8.25 per Preference Share, plus accrued but unpaid dividends, if any, up to but not including, the date the Preference Shares are purchased.  We will pay this purchase price net to you in cash, without interest, for all the Preference Shares we purchase under the Offer upon the terms and subject to the conditions contained in the Offer.  See Section 1.

How many Preference Shares
will XL Capital purchase?	We will purchase any and all of the outstanding Preference Shares. As of February 26, 2009, there were 20,000,000 Preference Shares outstanding. See Section 1.
The Offer is not conditioned on any minimum number of Preference Shares being tendered or the availability of any financing. See Section 6.
How will XL Capital pay for
the Preference Shares?	We intend to use cash on hand to pay the purchase price for the Preference Shares validly tendered pursuant to the Offer.
How long do I have to tender my
Preference Shares?
You may tender your Preference Shares until the Offer expires.  The Offer will expire on March 26, 2009, at 11:59 P.M., New York City time, unless we extend it (such time and date, as the same may be extended, the “Expiration Date”).  See Section 1.

We may choose to extend the Offer for any reason, subject to applicable laws.  We cannot assure you that we will extend the Offer or, if we do, of the length of any extension that we may provide.  See Section 15.

If a broker, dealer, commercial bank, trust company or other nominee holds your Preference Shares, it is likely that it has an earlier deadline for you to act to instruct it to accept the Offer on your behalf.  We recommend that you contact the broker, dealer, commercial bank, trust company or other nominee to determine its deadline.

Can the Offer be extended, amended or
terminated, and under what circumstances?
We can extend or amend the Offer.  If we extend the Offer, we will delay the acceptance of any Preference Shares that have been tendered.  We can terminate the Offer under certain circumstances.  See Sections 6 and 15.

How will I be notified if XL Capital extends
the Offer or amends the terms of the Offer?
We will issue a press release by 9:00 A.M., New York City time, on the business day after the scheduled Expiration Date if we decide to extend the Offer.  We will announce any amendment to the Offer by making a public announcement of the amendment.  See Section 15.

What is the purpose of the Offer?	The purpose of the Offer is to repurchase Preference Shares.

Are there any conditions to the Offer?
The Offer is not conditioned upon any minimum number of Preference Shares being tendered or the availability of any financing.  However, other conditions exist, including, among others, the absence of court and governmental action prohibiting, challenging or restricting the Offer.  See Section 6.

Following the Offer, will XL Capital
continue to make SEC filings?
Yes.  We will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), so long as our common stock that is traded on the New York Stock Exchange remains outstanding.  See Section 11.

How do I tender my Preference Shares?	The Offer will expire at 11:59 P.M., New York City time, on March 26, 2009, unless XL Capital extends the Offer. To tender your Preference Shares prior to the expiration of the Offer:

• you must electronically transmit your acceptance of the Offer through ATOP, which is maintained by DTC, and by which you will agree to be bound by the terms and conditions set forth in the Offer; or

• if your Preference Shares are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Preference Shares through ATOP.

A tender will be deemed to be received after you have expressly agreed to be bound by the terms of the Offer, which is accomplished by the transmittal of an agent’s message to the Depositary by the DTC in accordance with ATOP procedures, or in the alternative can also be performed by delivery to the Depositary of a duly executed Letter of Transmittal. You should contact the Information Agent for assistance at the contact information listed on the back cover of this Offer to Purchase.  Please note that XL Capital will not purchase your Preference Shares in the Offer unless the Depositary receives the required confirmation prior to the Expiration Date.  If a broker, dealer, commercial bank, trust company or other nominee holds your Preference Shares, it is likely it has an ear-

lier deadline for you to act to instruct it to accept the Offer on your behalf.  We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine its applicable deadline.  See Section 3.

Once I have tendered Preference Shares
in the Offer, can I withdraw my tender?
You may withdraw any Preference Shares you have tendered at any time before the Expiration Date, which will occur at 11:59 P.M., New York City time, on March 26, 2009, unless we extend the Offer.  We cannot assure you that we will extend the Offer or, if we do, of the length of any extension we may provide.  In addition, if we have not accepted for payment the Preference Shares you have tendered to us by 11:59 P.M., New York City time, on April 23, 2009, you may also withdraw your Preference Shares.  See Section 4.

How do I withdraw Preference Shares
I previously tendered?
You must deliver, on a timely basis prior to the Expiration Date, a written notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase.  Your notice of withdrawal must specify your name, the number of Preference Shares to be withdrawn and the name of the registered holder of those Preference Shares.  Some additional requirements apply for Preference Shares that have been tendered under the procedure for book-entry transfer set forth in Section 3.  In addition, if we have not accepted for payment the Preference Shares you have tendered to us by 11:59 P.M., New York City time, on April 23, 2009, you may also withdraw your Preference Shares.  See Section 4.

Has XL Capital or its Board of Directors
adopted a position on the Offer?
The Board of Directors of the Company has approved the Offer.  However, neither the Company nor its Board of Directors makes any recommendation to holders of Preference Shares as to whether to tender or refrain from tendering their Preference Shares.  You should read carefully the information in this Offer to Purchase, including our reasons for making the Offer, before making your decision whether to tender your Preference Shares.

If I decide not to tender, how will the
Offer affect my Preference Shares?
Preference Shares that are not tendered will remain outstanding.  To the extent that any of the Preference Shares are purchased pursuant to the Offer, any existing trading market for the Preference Shares may become more limited.

What is the market value of my
Preference Shares as of a recent date?
There is no established public trading market for the Preference Shares; however, the liquidation preference of the Preference Shares is $25.00 per Preference Share.  We advise you to consult your own advisors as to the value of the Preference Shares.

When will XL Capital pay for the
Preference Shares I tender?
We will pay the purchase price,  plus accrued but unpaid dividends, up to but not including the date the Preference Shares are purchased, net to you in cash, without interest, for the Preference Shares we purchase promptly after the Expiration Date and the acceptance of the Preference Shares for payment.  We refer to the date on which such payment is made as the “Payment Date.” See Section 5.

Will I have to pay brokerage commissions
if I tender my Preference Shares?
If you are a registered holder of Preference Shares and you tender your Preference Shares directly to the Depositary, you will not incur any brokerage commissions.  If you hold Preference Shares through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable.  See Section 3.

What are the United States federal income
tax consequences if I tender my
Preference Shares?
The cash received in exchange for tendered Preference Shares from “U.S. Holders” generally will be treated for United States federal income tax purposes either as (1) consideration received with respect to a sale or exchange of the tendered Preference Shares or (2) a distribution from XL Capital in respect of its stock, depending on the particular circumstances of each holder of Preference Shares.  See Section 13 for a more detailed discussion.

We recommend that holders of the Preference Shares consult their own tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of any state, local or non-U.S. tax laws.

Will I have to pay any stock transfer
tax if I tender my Preference Shares?	If you are the registered holder and you instruct the Depositary to make the payment for the Preference Shares directly to you, then generally you will not incur any stock transfer tax. See Section 5.

To whom can I talk if I have questions?
You may call the Dealer Manager with questions regarding the terms of the Offer or the Information Agent with questions regarding how to tender and/or request additional copies of the Offer to Purchase, the Letter of Transmittal or other documents related to the Offer.

Goldman, Sachs & Co. is acting as the dealer manager (the “Dealer Manager”) for the Offer and Global Bondholder Services Corporation is acting as the information agent (the “Information Agent”) and as the depositary (the “Depositary”) for the Offer.  See the back cover of this Offer to Purchase for additional information about the Dealer Manager, Information Agent and Depositary.

INTRODUCTION

To the Holders of our Preference Shares:

We invite the holders of our Series C Preference Ordinary Shares, $0.01 par value per share and liquidation preference $25.00 per share (the “Preference Shares”), to tender their Preference Shares for purchase by us.  Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal, which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”), we are offering to purchase any and all of the 20,000,000 outstanding Preference Shares at a price of $8.25 per Preference Share, plus accrued but unpaid dividends up to, but not including, the date the Preference Shares are purchased, net to the seller in cash, without interest.

The Offer will expire at 11:59 P.M., New York City time, on March 26, 2009, unless extended (such date and time, as the same may be extended, the “Expiration Date”).  We may extend the period of time in which the Offer will remain open. We will pay for all properly tendered and not properly withdrawn Preference Shares promptly after the Expiration Date (the “Payment Date”).

We will pay the purchase price plus accrued but unpaid dividends up to, but not including, the date the Preference Shares are purchased, net to the tendering holders of Preference Shares in cash, without interest, for all Preference Shares that we purchase in the Offer.  Tendering holders of Preference Shares whose Preference Shares are registered in their own names and who tender directly to Global Bondholder Services Corporation, the depositary for the Offer (the “Depositary”), through The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) will not be obligated to pay brokerage fees or commissions or, except as set forth by Instruction 6 to the Letter of Transmittal, stock transfer taxes on the purchase of the Preference Shares by us under the Offer.  If you own your Preference Shares through a bank, broker, dealer, trust company or other nominee and that person tenders your Preference Shares on your behalf, that person may charge you a fee for doing so.  You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon any minimum number of Preference Shares being tendered or the availability of any financing.  The Offer is, however, subject to certain other conditions.  See Section 6.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER.  HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO HOLDERS OF PREFERENCE SHARES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR PREFERENCE SHARES.  YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE, INCLUDING OUR REASONS FOR MAKING THE OFFER, AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING YOUR DECISION WHETHER TO TENDER YOUR PREFERENCE SHARES IN THE OFFER.  SEE SECTION 2.

As of February 26, 2009, we had 20,000,000 Preference Shares issued and outstanding.  There is no public trading market for the Preference Shares; however, the liquidation preference of the Preference Shares is $25.00 per Preference Share.  We advise you to consult your own advisors as to the value of the Preference Shares.

THE OFFER

Section 1.                      Number of Preference Shares.

General.  Upon the terms and subject to the conditions of the Offer, XL Capital will purchase any and all Preference Shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled Expiration Date of the Offer, at a price of $8.25 per Preference Share, plus accrued but unpaid dividends up to, but not including, the Payment Date, net to the seller in cash, without interest.

The term “Expiration Date” means 11:59 P.M., New York City time, on March 26, 2009, unless and until XL Capital shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by XL Capital, shall expire. We will pay for all properly tendered and not properly withdrawn Preference Shares on the Payment Date, which will be promptly after the Expiration Date. See Section 15 for a description of XL Capital’s right to extend, delay, terminate or amend the Offer.  You may also withdraw your Preference Shares if we have not accepted for payment the Preference Shares you have tendered to us by 11:59 P.M., New York City time, on April 23, 2009.

If we materially change the Offer or information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b) under the Exchange Act.

For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

Section 2.                      Purpose of the Offer.

The Offer.

The purpose of the Offer is to repurchase Preference Shares from holders of Preference Shares.  XL Capital will purchase any and all Preference Shares properly tendered (and not properly withdrawn), upon the terms and subject to the conditions of the Offer.

General.

The Board of Directors of the Company has approved the Offer.  However, neither the Company nor its Board of Directors makes any recommendation to holders of Preference Shares as to whether to tender or refrain from tendering their Preference Shares.  Holders of Preference Shares should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender Preference Shares, and, if so, how many Preference Shares to tender.

The Company will retire the Preference Shares it acquires pursuant to the Offer.

Section 3.                      Procedures for Tendering Preference Shares.

All of the Preference Shares are held in book-entry form through the facilities of DTC and must be tendered through DTC.  If you desire to tender Preference Shares, a DTC participant must electronically transmit your acceptance of the Offer through DTC’s ATOP, for which the transaction will be eligible.  In accordance with ATOP procedures, DTC will then verify the acceptance of the Offer and send an agent’s message (as hereinafter defined) to the Depositary, for its acceptance.  An “agent’s message” is a message transmitted by DTC, received by the Depositary and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from you that you have received the Offer and agree to be bound by the terms of the Offer, and that we may enforce such agreement against you.  Alternatively, you may also confirm your acceptance of the Offer by delivering to the Depositary a duly executed Letter of Transmittal.  A tender will be deemed to have been received only when the Depositary receives (i) either a duly completed agent’s message through the facilities of DTC at the Depositary’s DTC account or a properly completed Letter of Transmittal, and (ii) confirmation of book-entry transfer of the Preference Shares into the Depositary’s applicable DTC account.

If a broker, dealer, commercial bank, trust company or other nominee holds your Preference Shares, it is likely it has an earlier deadline for you to act to instruct it to accept the Offer on your behalf.  We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine its applicable deadline.

We recommend that investors who hold Preference Shares through brokers, dealers, commercial banks, trust companies or other nominees consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if they tender Preference Shares through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the Depositary.

Signature Guarantees.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program.  Signatures on a Letter of Transmittal need not be guaranteed if:

•
the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, shall include any participant in DTC whose name appears on a security position listing as the owner of the Preference Shares) of the Preference Shares tendered therewith and the holder has not completed either of the boxes under “Special Payment and Delivery Instructions” within the Letter of Transmittal; or

•
Preference Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act.  See Instruction 1 of the Letter of Transmittal.

XL Capital will make payment for Preference Shares tendered and accepted for payment in the Offer only after the Depositary timely receives a timely confirmation of the book-entry transfer of the Preference Shares into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal, or an agent’s message, and any other documents required by the Letter of Transmittal.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Preference Shares for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a DTC participant may make book-entry delivery of the Preference Shares by causing DTC to transfer Preference Shares into the Depositary’s account in accordance with DTC’s procedures for transfer.  Although DTC participants may effect delivery of Preference Shares into the Depositary’s account at DTC, such deposit must be accompanied by either

•	a message that has been transmitted to the Depositary through the facilities of DTC or (“agent’s message”), or

•
a properly completed and duly executed Letter of Transmittal, including any other required documents, that has been transmitted to and received by the Depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date.

Method of Delivery.  The method of delivery of the Letter of Transmittal and any other required documents, is at the election and risk of the tendering holder of Preference Shares.  If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.  Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

United States Federal Back-up Withholding Tax.  Under the United States federal income tax back-up withholding rules, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides his or her taxpayer identification number (i.e., employer identification number or Social Security number) to the Depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption and that such shareholder is exempt from back-up withholding.  If the Depositary is not provided with the correct taxpayer identification number, the taxpayer may also be subject to certain penalties imposed by the Internal Revenue Service (the “IRS”).  Therefore, each tendering U.S. Holder (as defined below in Section 13) should complete and sign Form

W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid back-up withholding unless the U.S. Holder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to back-up withholding.  Certain shareholders (including, among others, all corporations) are not subject to these back-up withholding and reporting requirements.  In order for a shareholder who is not a U.S. Holder to qualify as an exempt recipient, such shareholder generally must submit an IRS Form W-8BEN (included as part of the Letter of Transmittal) or other applicable IRS Form W-8, signed under penalties of perjury, attesting to that shareholder’s non-U.S. status.  Tendering shareholders can obtain other applicable forms from the Depositary or from www.irs.gov.  See Instruction 10 of the Letter of Transmittal.

TO PREVENT U.S. FEDERAL BACK-UP WITHHOLDING TAX ON THE GROSS PAYMENTS MADE TO YOU FOR PREFERENCE SHARES PURCHASED PURSUANT TO THE OFFER, YOU MUST PROVIDE THE DEPOSITARY WITH A COMPLETED FORM W-9 OR FORM W-8 OR OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING.

Where Preference Shares are tendered on behalf of the holder of Preference Shares by a broker or other DTC participant, the foregoing IRS Forms and certifications generally must be provided by the holder of Preference Shares to the DTC participant, instead of the Depositary, in accordance with the DTC participant’s applicable procedures.

For a discussion of certain material United States federal income tax consequences to tendering shareholders, see Section 13.

Return of Withdrawn Preference Shares.  In the event of proper withdrawal of tendered Preference Shares, the Depositary will credit the Preference Shares to the appropriate account maintained by the tendering holder of Preference Shares at DTC without expense to the shareholder.

Determination of Validity; Rejection of Preference Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  XL Capital will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Preference Shares, and its determination will be final and binding on all parties.  XL Capital reserves the absolute right to reject any or all tenders of any Preference Shares that it determines are not in proper form or the acceptance for payment of or payment for which XL Capital determines may be unlawful.  XL Capital also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Preference Shares or any particular holder of Preference Shares, and XL Capital’s interpretation of the terms of the Offer will be final and binding on all parties.  No tender of Preference Shares will be deemed to have been properly made until the holder of Preference Shares cures, or XL Capital waives, all defects or irregularities.  None of XL Capital, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Holder’s Representation and Warranty; XL Capital’s Acceptance Constitutes an Agreement.  A tender of Preference Shares under the procedures described above will constitute the tendering holder’s acceptance of the terms and conditions of the Offer, as well as the tendering holder’s representation and warranty to XL Capital that (i) such holder of Preference Shares has the full power and authority to tender, sell, assign and transfer the tendered Preference Shares and (ii) when the same are accepted for payment by XL Capital, it will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, changes and encumbrances and not subject to any adverse claims.

XL Capital’s acceptance for payment of Preference Shares tendered under the Offer will constitute a binding agreement between the tendering holder of Preference Shares and XL Capital upon the terms and conditions of the Offer.

Section 4.                      Withdrawal Rights.

Holders of Preference Shares may withdraw Preference Shares tendered into the Offer at any time prior to the Expiration Date.  Thereafter, such tenders are irrevocable, except tendered Preference Shares may be withdrawn at any time after 11:59 P.M., New York City time, on April 23, 2009 if XL Capital has not theretofore accepted for payment the Preference Shares tendered.

For a withdrawal to be effective, the Depositary must receive, prior to the Expiration Date, a written notice of withdrawal at the Depositary’s address set forth on the back cover page of this Offer to Purchase.  Any such notice of withdrawal must specify the name of the tendering holder of Preference Shares, the number of Preference Shares that the holder of Preference Shares wishes to withdraw and the name of the registered holder of the Preference Shares.

Any notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Preference Shares and must otherwise comply with DTC’s procedures.  XL Capital will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding.  None of XL Capital, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A holder of Preference Shares may not rescind a withdrawal and XL Capital will deem any Preference Shares that a holder of Preference Shares properly withdraws not properly tendered for purposes of the Offer, unless the holder of Preference Shares properly re-tenders the withdrawn Preference Shares before the Expiration Date by following one of the procedures described in Section 3.

Section 5.                      Purchase of Preference Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, on the Payment Date, XL Capital will accept for payment and pay for, and thereby purchase, Preference Shares properly tendered and not properly withdrawn prior to the Expiration Date.

For purposes of the Offer, XL Capital will be deemed to have accepted for payment, and therefore purchased, Preference Shares that are properly tendered and are not properly withdrawn, only when, as and if it gives oral or written notice to the Depositary of its acceptance of the Preference Shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, on the Payment Date, XL Capital will accept for payment and pay $8.25 per Preference Share, plus accrued but unpaid dividends up to, but not including, the Payment Date, for any and all Preference Shares if properly tendered and not properly withdrawn, or such fewer number of Preference Shares as are properly tendered and not properly withdrawn.

XL Capital will pay for Preference Shares that it purchases under the Offer by depositing the aggregate purchase price for these Preference Shares with DTC, which will act as agent for tendering holders of Preference Shares for the purpose of receiving payment from XL Capital and transmitting payment to the tendering holders of Preference Shares.

XL Capital will pay all stock transfer taxes, if any, payable on the transfer to it of Preference Shares purchased under the Offer.  If, however,

•	payment of the purchase price is to be made to any person other than the registered holder, or

•	tendered Preference Shares are registered in the name of any person other than the person signing the Letter of Transmittal,

then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.  See Instruction 6 of the Letter of Transmittal.

Section 6.                      Conditions of the Offer.

Notwithstanding any other provision of the Offer, XL Capital will not be required to accept for payment, purchase or pay for any Preference Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Preference Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by XL Capital to have occurred) that, in XL Capital’s reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer or with acceptance for payment:

•
there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Preference Shares under the Offer or otherwise relates in any manner to the Offer; or

•
there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or XL Capital or any of its subsidiaries, by any court or any authority, agency or tribunal that, in XL Capital’s reasonable judgment, would or might, directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the Preference Shares illegal or otherwise restrict or prohibit completion of the Offer; or

•	delay or restrict the ability of XL Capital, or render XL Capital unable, to accept for payment or pay for some or all of the Preference Shares.

The foregoing conditions are for the sole benefit of XL Capital and may be waived by XL Capital, in whole or in part, at any time and from time to time, before the Expiration Date, in its sole discretion.  XL Capital’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time.  Any determination or judgment by XL Capital concerning the events described above will be final and binding on all parties.

Section 7.                      Historical Price Range of Preference Shares.

The Preference Shares have not been registered with the Securities and Exchange Commission (the “SEC”)and are considered restricted securities under applicable law.  Accordingly, they have not been listed on any securities exchange and there is no established trading market for the purchase or sale of the Preference Shares.  As of February 26, 2009 there were 20,000,000 Preference Shares outstanding.

Section 8.                      Source and Amount of Funds.

If the Offer is fully subscribed, the Company will pay $165,000,000 for the Preference Shares purchased pursuant to the Offer.  The Company intends to pay for the Preference Shares purchased pursuant to the Offer, plus accrued but unpaid dividends on such Preference Shares up to, but not including, the Payment Date, and the related fees and expenses of the Offer, with cash on hand.

Section 9.                      Certain Information Concerning XL Capital.

Additional Information.  XL Capital is subject to the information requirements of the Exchange Act, and, in accordance therewith, files periodic reports and other information relating to its business, financial condition and other matters.  Pursuant to Rule 13e-4(c)(2) under the Exchange Act, XL Capital has filed with the SEC an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the Offer.  This material and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C.  20549.  Copies of this material can also be obtained by mail, upon payment of the SEC’s customary charges, by writing to the Public Reference Section at 100 F Street, N.E., Room 1580, Washington, D.C.  20549.  The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Incorporation by Reference.  The SEC allows us to “incorporate by reference” into this Offer to Purchase the information we file with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC.  The information that we file after the date of this Offer to Purchase with the SEC will automatically be deemed to be incorporated by reference and will update and supersede this information.  We incorporate by reference into this Offer to Purchase the documents listed below and any future filings made by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described in this Offer to Purchase.

•	Our annual report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008 and Form 10-K/A filed on March 17, 2008;

•	the definitive proxy statement relating to our 2008 Annual General Meeting of Shareholders, filed on March 17, 2008;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008, filed on May 7, 2008, July 28, 2008 and November 3, 2008, respectively; and

•
our current reports on Form 8-K and Form 8-K/A filed on March, 20 2008, April 22, 2008, April 29, 2008, June 19, 2008, July 28, 2008, July 29, 2008, July 31, 2008, August 6, 2008, September 8, 2008, September 29, 2008, October 10, 2008, October 14, 2008, December 23, 2008, January 23, 2009, February 4, 2009, February 11, 2009 and February 17, 2009.

Any statement contained in a document incorporated or considered to be incorporated by reference in this Offer to Purchase shall be considered to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in this Offer to Purchase or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement.  Any statement that is modified or superseded will not, except as so modified or superseded, constitute a part of this Offer to Purchase.  Nothing herein shall be deemed to incorporate information furnished to, but not filed with, the SEC, except that information furnished to the SEC making reference to the Offer will be incorporated by reference in this Offer to Purchase.  We will provide to each person, including any beneficial owner, to whom this Offer to Purchase is delivered, at no cost upon his or her written or oral request, a copy of any of the documents that are incorporated by reference in this Offer to Purchase, other than exhibits to such documents that are not specifically incorporated by reference into this Offer to Purchase, and XL Capital’s constitutional documents.  You may request such documents by contacting us at:

Investor Relations
XL House
One Bermudiana Road
Hamilton, Bermuda HM 11
Telephone:  (441) 292-8515

Section 10.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preference Shares and Other Securities.

As of February 26, 2009, XL Capital had 20,000,000 issued and outstanding Preference Shares.

Based on our records and on information provided to us by our executive officers, directors, affiliates and subsidiaries, neither we nor any of our affiliates or subsidiaries nor, to the best of our knowledge, any of our subsidiaries’ directors or executive officers, nor any associates or subsidiaries of any of the foregoing, have effected any transactions involving the Preference Shares during the sixty (60) days prior to February 27, 2009.

Neither the Company nor, to the best knowledge of the Company, any of the executive officers and directors of the Company or any associates or majority-owned subsidiaries of the Company, beneficially owns any of the Preference Shares.

Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer for the voting of securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Section 11.	Effects of the Offer on the Market for Preference Shares; Registration Under the Exchange Act.

The Preference Shares are not publicly traded, listed on any exchange or quoted in any automated quotations system of a registered national securities association.  There is thus little liquidity for the Preference Shares except pursuant to the terms of the Offer.  As of February 26, 2009, there were 20,000,000 Preference Shares out-

standing and such Preference Shares were held of record by one holder of Preference Shares.  All of the Preference Shares are held through DTC.  To the extent that any of the Preference Shares are purchased pursuant to the Offer, the number of outstanding Preference Shares will be reduced and the liquidity for the Preference Shares may become even less.

Our Class A ordinary shares are publicly traded on the New York Stock Exchange and registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders.

Section 12.                      Legal Matters; Regulatory Approvals.

XL Capital is not aware of any license or regulatory permit that appears material to its business that might be adversely affected by its acquisition of Preference Shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supra-national, that would be required for the acquisition of Preference Shares by XL Capital as contemplated by the Offer.  Should any approval or other action be required, XL Capital presently contemplates that it will seek that approval or other action.  XL Capital is unable to predict whether it will be required to delay the acceptance for payment of or payment for Preference Shares tendered under the Offer pending the outcome of any such matter.  There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business, results of operations and/or financial condition. The obligations of XL Capital under the Offer to accept for payment and pay for Preference Shares is subject to conditions.  See Section 6.

Section 13.                      Certain Material United States Federal Income Tax Consequences.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT ANY STATEMENT HEREIN REGARDING U.S. FEDERAL INCOME TAX MATTERS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES UNDER THE CODE (AS DEFINED BELOW).  ANY SUCH STATEMENT HEREIN WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THIS OFFER TO PURCHASE.  EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes certain material United States federal income tax consequences relating to the Offer to tendering U.S. Holders (as defined below).  This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.  We have not sought, nor do we expect to seek, any ruling from the IRS with respect to the matters discussed below.  There can be no assurance that the IRS will not take a different position concerning the tax consequences of the sale of Preference Shares to the Company pursuant to the Offer or that any such position would not be sustained.

This discussion addresses only holders who hold their Preference Shares as capital assets within the meaning of Section 1221 of the Code.  This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders that are subject to special rules under the United States federal income tax laws (such as, for example, financial institutions, brokers or dealers in securities, commodities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold Preference Shares as part of a hedge, integrated transaction, straddle, constructive sale or conversion transaction, regulated investment companies, real estate investment trusts, U.S. Holders whose functional currency is not the United States dollar, partnerships or other pass-through entities for United States federal income tax purposes, or investors in such pass-through entities, persons that acquired their Preference Shares through the exercise of employee stock options or otherwise as compensation or holders who own, or have previously owned at any time, (actually or constructively) stock possessing at least 10% of the Company’s voting power).

This summary does not address any state, local or non-U.S. tax consequences of participating in the Offer, nor does it address any United States federal tax considerations (e.g., estate or gift tax) other than those pertaining to U.S. federal income tax.

This summary does not apply to holders of Preference Shares who are not U.S. Holders.  Non-U.S. Holders should consult their own tax advisors regarding the United States federal income tax consequences and any applicable state, local and non-United States tax consequences of the Offer.

As used herein, a “U.S. Holder” means a beneficial owner of Preference Shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (3) a trust (a) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to make all substantial decisions or (b) that has a valid election in effect to be treated as a U.S. person, or (4) an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Preference Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding the Preference Shares, then you should consult your own tax advisor.

U.S. Holders should consult their own tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of any United States federal income, estate and gift tax laws, as well as any state, local or non-U.S. tax laws.

A sale of Preference Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes.  A U.S. Holder who participates in the Offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Preference Shares or as receiving a distribution from us with respect to our stock.  If a broker or other paying agent is unable to determine whether sale or exchange treatment or distribution treatment should apply to a particular U.S. Holder, such paying agent may be required to report the transaction as resulting in a distribution.  In such event, if you believe that sale or exchange treatment is the proper treatment for you, you should consult with your own tax advisor about how to report the transaction on your tax return.

Sale or Exchange Treatment.  Under Section 302 of the Code, a sale of Preference Shares for cash by a U.S. Holder pursuant to the Offer will be treated as a “sale or exchange” of Preference Shares for United States federal income tax purposes, rather than as a distribution with respect to the Preference Shares held by the tendering U.S. Holder, only if the sale:

•	results in a “complete termination” of such U.S. Holder’s equity interest in us, or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

A sale of Preference Shares by a U.S. Holder pursuant to the Offer will result in a “complete termination” if, after the sale, either (1) the U.S. Holder no longer owns any of our outstanding preferred or ordinary shares (either actually or constructively) or (2) the U.S. Holder no longer actually owns any of our outstanding preferred or ordinary shares and, with respect to any shares constructively owned, is eligible to waive, and effectively waives, such constructive ownership.  U.S. Holders wishing to satisfy the “complete termination” test through waiver of constructive ownership should consult their own tax advisors.

A sale of Preference Shares by a U.S. Holder pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us.  Whether a holder of Preference Shares meets this test will depend on the holder of Preference Shares’ particular facts and circumstances, as well as the relative percentage of Preference Shares tendered by such holder and each of the other holders of Preference Shares.

The IRS has indicated in a published revenue ruling that if a shareholder (actually or constructively) owns no stock other than nonvoting, nonconvertible, preferred stock (such as the Preference Shares), a redemption of any amount of such preferred stock should qualify for sale treatment. The same conclusion is likely to apply where any other shares held by the tendering shareholder possess a relatively small amount of voting power (i.e., where the tendering shareholder has no legal or practical ability to affect the corporation’s decision making), but the answer is unclear (given the absence of any definitive authority on the issue).  U.S. Holders should consult their own tax advisors regarding the application of the foregoing standard to their particular facts and circumstances.

As noted above, in applying the foregoing Section 302 tests, a U.S. Holder must take into account not only preferred and ordinary shares that such U.S. Holder actually owns, but also shares that such U.S. Holder is treated as owning under constructive ownership rules.  Generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals and entities as well as shares that a U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security.

Contemporaneous dispositions or acquisitions of preferred or ordinary shares by a U.S. Holder or a related person may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether either of the Section 302 tests described above are satisfied.  A U.S. Holder should consult its own tax advisor regarding the treatment of other dispositions or acquisitions of shares that may be integrated with such U.S. Holder’s sale of Preference Shares to the Company pursuant to this Offer.

If a U.S. Holder satisfies either of the Section 302 tests described above, the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s tax basis in the Preference Shares tendered.  Generally, a U.S. Holder’s tax basis for the Preference Shares will be equal to the cost of the Preference Shares to the U.S. Holder, less any prior distributions treated as a return of capital.  Subject to the following discussion of related person insurance income (“RPII”) and the passive foreign investment company (“PFIC”) rules, any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Preference Shares exceeds one year as of the date of the sale pursuant to the Offer.  In the case of a non-corporate U.S. Holder, the maximum rate of United States federal income tax applicable to long-term capital gain on Preference Shares held for more than one year is generally 15%.  Certain limitations apply to the deductibility of capital losses by U.S. Holders.  Gain or loss must be determined separately for each block of tendered Preference Shares (i.e., Preference Shares acquired by the U.S. Holder at the same cost in a single transaction).  Any such gain or loss will generally be U.S. source income or loss (for U.S. foreign credit tax purposes).

RPII.           Section 1248 of the Code requires certain U.S. shareholders (“Section 1248 Shareholders”) that sell shares of a controlled foreign corporation (“CFC”) to recharacterize any capital gain recognized on the sale as ordinary income to the extent of the selling shareholder’s pro-rata share of any undistributed accumulated earnings and profits arising during the selling shareholder’s period of ownership.  Where the CFC is an insurance company that has any related person insurance income, or RPII (generally insurance income derived from a U.S. shareholder or any person related to such shareholder), the definitions of CFC and Section 1248 Shareholders are considerably broader than the definitions that generally apply.  In such instance, a Section 1248 Shareholder includes any U.S. shareholder and a CFC means any foreign corporation 25% or more of whose stock (by vote or value) is owned in the aggregate by Section 1248 Shareholders.

If the foregoing provisions apply to this Offer, any tendering U.S. Holder that recognizes gain (regardless of how many preferred and ordinary shares the U.S. Holder actually or constructively owns) will be required to recharacterize a portion of the gain as income taxable at full ordinary income tax rates (i.e., income ineligible for the preferential rate applicable to certain “qualified dividend income”).  The recharacterized portion of any gain should be limited to the accrued and unpaid dividends with respect to the tendered Preference Shares.

We believe that the foregoing provisions should not apply in this case because we are an insurance holding company, not a company directly engaged in the insurance business.  However, due to the lack of definitive authority, there is no assurance that our position is correct.

PFIC.  If we are considered a PFIC, a tendering U.S. Holder generally will be required to recharacterize any gain recognized in the tender as income taxable at full ordinary income tax rates and will be subject to an additional penalty interest charge.  The foregoing recharacterization should not apply to any U.S. Holder that is eligible to make a retroactive qualified electing fund election.  We do not believe that we are a PFIC because we believe that we are actively engaged (through our subsidiaries) in an insurance business and do not have financial reserves in excess of the reasonable needs of such business.  However, due to the lack of definitive authority, there is no assurance that our position is correct.

Distribution Treatment.  If a U.S. Holder does not satisfy either of the Section 302 tests described above, the sale of a U.S. Holder’s Preference Shares pursuant to the Offer will not be treated as a sale or exchange under Section 302.  Instead, the entire amount of cash received by such U.S. Holder pursuant to the Offer will be treated as a distribution to the U.S. Holder with respect to such U.S. Holder’s remaining shares.  The distribution will be treated as a dividend to the extent of the U.S. Holder’s share of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  XL Capital cannot determine prior to consummation of the Offer the extent to which it has sufficient current and accumulated earnings and profits to cause any payment treated as a distribution under the foregoing rules to be treated as a dividend.  The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the extent of the U.S. Holder’s tax basis in the remaining shares with respect to which the distribution is deemed received (as determined on a block-by-block basis), and, subject to the discussion of RPII and PFICs set forth above, any remainder will be treated as capital gain.  Any such capital gain will be long-term capital gain if the U.S. Holder has held the Preference Shares for more than one year as of the date of sale pursuant to the Offer.

Any payment treated as a dividend will be taxable at full ordinary income rates (i.e., will be ineligible for the preferential rate applicable to certain “qualified dividend income”) and will be ineligible for the corporate dividends received deduction.

Any such dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the Preference Shares exchanged.  Such tax basis will be added to the remaining shares owned by the U.S. Holder; provided that where the remaining shares owned consist of more than one class (e.g. ordinary and preferred shares), it is unclear how to allocate such tax basis among the remaining shares. If a tendering U.S. Holder does not actually retain any shares, the basis of any tendered Preference Shares may (depending on circumstances) be added to shares retained by a person related to such U.S. Holder or the basis may be lost.

See Section 3 with respect to the application of U.S. federal back-up withholding tax to payments made pursuant to the Offer.

Section 14.                      Accounting Treatment.

Upon consummation of the Offer, the carrying value of the Preference Shares repurchased will be removed from the accumulated paid in capital and par value accounts within shareholders' equity, and the discount between the repurchase price and the carrying value of each Preference Share repurchased will be recorded as an increase to the Company's retained earnings. The dollar value of the discount will also be included within the Company's earnings per share calculation as an increase to net income available to common shareholders.

Section 15.                      Extension of the Offer; Termination; Amendment.

XL Capital expressly reserves the right, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by XL Capital to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Preference Shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension.  XL Capital also expressly reserves the right to terminate the Offer and not accept for payment or pay for any Preference Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Preference Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement.  XL Capital’s reservation of these rights to delay payment for Preference Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that XL Capital must pay the consideration offered or return the Preference Shares tendered promptly after termination or withdrawal of an Offer.  Subject to compliance with applicable law, XL Capital further reserves the right, regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by XL Capital to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Preference Shares or by decreasing the number of Preference Shares being sought in the Offer.  Amendments to the Offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.  Any public announcement made under the Offer will be disseminated promptly to holders of Preference Shares in a manner reasonably designed to inform holders of Preference Shares of the change.  Without limiting the manner in which XL Capital may choose to make a public announcement, except as required by applicable law, XL Capital shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through Business Wire.

If XL Capital materially changes the terms of the Offer or the information concerning the Offer, XL Capital will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), 13e-4(f)(1)  and 14e-1(b) promulgated under the Exchange Act.  These rules and certain related releases and interpretations of the SEC provide that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.  If:

•	XL Capital increases or decreases the price to be paid for Preference Shares or decreases the number of Preference Shares being sought in the Offer, and

•
the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such ten business day period.

Section 16.                      Fees and Expenses.

XL Capital has retained Goldman, Sachs  & Co. to act as the dealer manager (the “Dealer Manager”) and Global Bondholder Services Corporation to act as the information agent (the “Information Agent”) and depositary (the “Depositary”) in connection with the Offer.  The Information Agent may contact holders of Preference Shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee holders of Preference Shares to forward materials relating to the Offer to beneficial owners.  The Dealer Manager, the Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed by XL Capital for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the United States federal securities laws.  The Dealer Manager or its affiliates have performed, and may in the future perform, investment banking, financial advisory and commercial services for us from time to time, for which, they have received customary fees and reimbursements of expenses.

No fees or commissions will be payable by XL Capital to brokers, dealers, commercial banks or trust companies (other than fees to the Information Agent and the Depositary, as described above) for soliciting or recommending tenders of Preference Shares under the Offer.  We recommend that investors who hold Preference Shares through brokers, dealers, commercial banks, trust companies or other nominees  to consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if holders of Preference Shares tender Preference Shares through such brokers or banks and not directly to the Depositary.  XL Capital, however, upon request, will reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Preference Shares held by them as a nominee or in a fiduciary capacity.  No broker, dealer, commercial bank or trust company has been authorized to act as an agent of XL Capital, dealer manager, information agent, or depositary for purposes of the Offer.  XL Capital will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Preference Shares, except as otherwise provided in this document and Instruction 6 in the Letter of Transmittal.

Section 17.                      Miscellaneous.

XL Capital is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law.  If XL Capital becomes aware of any jurisdiction where the making of the Offer or the acceptance of Preference Shares pursuant thereto is not in compliance with applicable law, XL Capital will make a good faith effort to comply with the applicable law.  If, after such good faith effort, XL Capital cannot comply with the applicable law, XL Capital will not make the Offer to (nor will tenders be accepted from or on behalf of) the holders of Preference Shares in that jurisdiction.  In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of XL Capital by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, XL Capital has filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer.  The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning XL Capital.

XL Capital’s Board of Directors has not taken a position on whether the holders of Preference Shares should tender their Preference Shares in the Offer.  XL Capital has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal.  If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by XL Capital or the Information Agent.

February 27, 2009

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

One New York Plaza
New York, NY 10004
Attn: Liability Management Group
Call: (212) 902-5183
Call toll-free: (800) 828-3182

The Letter of Transmittal and any other required documents should be sent or delivered by each holder of Preference Shares or that holder of Preference Shares’ broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

Global Bondholder Services Corporation

By facsimile:
(For Eligible Institutions only):
(212) 430-3775

Confirmation:
(212) 430-3774

By Mail:	By Overnight Courier:	By Hand:
65 Broadway—Suite 723	65 Broadway—Suite 723	65 Broadway—Suite 723
New York, NY 10006	New York, NY 10006	New York, NY 10006

Please contact the Dealer Manager with questions regarding the terms of the Offer at the contact information set forth above or the Information Agent with questions regarding how to tender and/or request additional copies of this Offer to Purchase, the Letter of Transmittal or other documents related to the Offer at the contact information set forth below.  Holders of Preference Shares also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.  Please contact the Depositary to confirm delivery of Preference Shares.

The Information Agent for the Offer is:

Global Bondholder Services Corporation

65 Broadway—Suite 723
New York, NY 10006
Banks and Brokers call: (212) 430-3774
Toll Free: (866) 857-2200

Exhibit (a)(1)(B)

LETTER OF TRANSMITTAL
To Tender Series C Preference Ordinary Shares,
Par Value $0.01 Per Share and Liquidation Preference $25.00 Per Share,
At a Purchase Price of $8.25 Per Share

of

XL CAPITAL LTD

Pursuant to the Offer to Purchase, dated February 27, 2009

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,
NEW YORK CITY TIME, ON MARCH 26, 2009 UNLESS XL CAPITAL EXTENDS THE OFFER.

The Depositary for the Offer is:

Global Bondholder Services Corporation

By facsimile:
(For Eligible Institutions only):
(212) 430-3775

Confirmation:
(212) 430-3774

By Mail:	By Overnight Courier:	By Hand:
65 Broadway—Suite 723	65 Broadway—Suite 723	65 Broadway—Suite 723
New York, NY 10006	New York, NY 10006	New York, NY 10006

DESCRIPTION OF PREFERENCE SHARES TENDERED
Name(s) and Address(es) of Holder(s) or Name(s) of DTC Participants and Each Participant’s DTC Account Number in which Preference Shares are Held (Please fill in, if blank)	Preference Shares Tendered (Attach and sign additional list if necessary)
	Liquidation Preference Amount Represented*	Liquidation Preference Amount Tendered

*Unless otherwise indicated in the column labeled “Liquidation Preference Amount Tendered” and subject to the terms and conditions of the Offer to Purchase, a holder will be deemed to have tendered the entire liquidation preference amount represented by the Preference Shares indicated in the column labeled “Liquidation Preference Amount Represented.”  See Instruction 4.

Delivery of this Letter of Transmittal to an address other than one of those set forth above will not constitute a proper delivery.  You must deliver this Letter of Transmittal to the depositary as set forth above (the “Depositary”).  Deliveries to XL Capital Ltd (“XL Capital”), Goldman, Sachs & Co. (the dealer manager for the Offer (the “Dealer Manager”)) or Global Bondholder Services Corporation (the information agent for the Offer (the “Information Agent”)) will not be forwarded to the Depositary and, therefore, will not constitute proper delivery to the Depositary.  Delivery of this Letter of Transmittal and any other required documents to the book-entry transfer facility at The Depository Trust Company ( “DTC”) will not constitute delivery to the Depositary.

You should use this Letter of Transmittal if you are causing the Preference Shares to be delivered by book-entry transfer to the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 of the Offer to Purchase.  Only financial institutions that are participants in DTC’s book-entry system may make book-entry delivery of the Preference Shares.

BEFORE COMPLETING THIS LETTER OF TRANSMITTAL, YOU SHOULD READ THIS LETTER OF TRANSMITTAL AND THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

All of the Preference Shares are held in book-entry form through the facilities of DTC.  You should use this Letter of Transmittal only if you are delivering Preference Shares through a book-entry transfer into the Depositary’s account at DTC in accordance with Section 3 of the Offer to Purchase.

Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

☐
Check here if you are a financial institution that is a participating institution in the book-entry transfer facility’s system and you are delivering the tendered Preference Shares by book-entry transfer to an account maintained by the Depositary at the book-entry transfer facility, and complete the following:

Names(s) of Tendering Institution:

Account Number:

Transaction Code Number:

NOTE:  SIGNATURES MUST BE PROVIDED BELOW.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

The undersigned hereby tenders to XL Capital Ltd, a Cayman Islands exempted limited company (“XL Capital”), the above-described shares of XL Capital’s Series C Preference Ordinary Shares, par value $0.01 per share and liquidation preference $25.00 per share (the “Preference Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2009, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), receipt of which is hereby acknowledged.  XL Capital is inviting the holders of Preference Shares to tender their Preference Shares at $8.25 per Preference Share , plus accrued but unpaid dividends up to, but not including, the date the Preference Shares are purchased (the “Purchase Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

Subject to and effective upon acceptance for payment of, and payment for, Preference Shares tendered with this Letter of Transmittal in accordance with the terms of the Offer, the undersigned hereby (1) sells, assigns and transfers to or upon the order of XL Capital all right, title and interest in and to all of the Preference Shares tendered hereby which are so accepted and paid for; (2) orders the registration of Preference Shares tendered by book-entry transfer that are purchased under the Offer to or upon the order of XL Capital; and (3) appoints the Depositary as attorney-in-fact of the undersigned with respect to such Preference Shares, with the full knowledge that the Depositary also acts as the agent of XL Capital, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to perform the following functions:

(a)           transfer ownership of such Preference Shares on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon the order of XL Capital, upon receipt by the Depositary, as the undersigned’s agent, of the Purchase Price with respect to such Preference Shares; and

(b)           receive all benefits and otherwise exercise all rights of beneficial ownership of such Preference Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned understands that XL Capital, upon the terms and subject to the conditions of the Offer, will pay the Purchase Price for Preference Shares properly tendered into, and not properly withdrawn from, the Offer subject to the conditions of the Offer in the Offer to Purchase.

The undersigned hereby covenants, represents and warrants to XL Capital that:

(a)           the undersigned has full power and authority to tender, sell, assign and transfer the Preference Shares tendered hereby;

(b)           when and to the extent XL Capital accepts the Preference Shares for purchase, XL Capital will acquire good and marketable title to them, free and clear of all security interests, liens, restrictions, claims, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and the Preference Shares will not be subject to any adverse claims or rights;

(c)           the undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or XL Capital to be necessary or desirable to complete the sale, assignment and transfer of the Preference Shares tendered hereby and accepted for purchase; and

(d)           the undersigned has read and agrees to all of the terms of the Offer.

The undersigned understands that tendering of Preference Shares under either of the procedures described in Section 3 of the Offer to Purchase and in the instructions to this Letter of Transmittal will constitute an agreement between the undersigned and XL Capital upon the terms and subject to the conditions of the Offer.  The undersigned acknowledges that under no circumstances will XL Capital pay interest on the Purchase Price.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, XL Capital may terminate or amend the Offer; or may postpone the acceptance for payment of, or the payment for, Preference Shares tendered.

The names and addresses of the registered holders of Preference Shares or DTC Participants should be printed, if they are not already printed above, exactly as they appear on a security listing as the owner of the Preference Shares.  The DTC Participant’s account number, the number of Preference Shares held in such account and the number of Preference Shares to be tendered shall be set forth in the appropriate boxes above.

Unless otherwise indicated under “Special Payment and Delivery Instructions,” please transfer by credit to the account at the DTC designated above an amount equal to the aggregate Purchase Price of any Preference Shares purchased (less the amount of any federal income or back-up withholding tax required to be withheld) and/or return any Preference Shares not tendered or not purchased.

The undersigned recognizes that XL Capital has no obligation, under the Special Payment and Delivery Instructions, to order the registration or transfer of Preference Shares tendered by book-entry transfer.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligations or duties of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in the Offer to Purchase, this tender is irrevocable.

SHAREHOLDER(S)—SIGN HERE
(See Instructions 1 and 5)
(Please See Form W-9 or Form W-8BEN or other Form W-8, as applicable)

If this Letter of Transmittal is signed by a DTC participant whose name is shown as the owner of the Preference Shares tendered hereby, the signature must correspond with the name shown on the security position listing as the owner of such Preference Shares. If the Preference Shares are registered in the names of two or more joint holders, each holder must sign this Letter of Transmittal. If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, that person should so indicate when signing and must submit proper evidence satisfactory to XL Capital of his or her authority to so act. See Instruction 5.

Signature(s) of Shareholder(s)

Dated: ____________, 2009

Name(s):
Please Print
Capacity (full title):

Address:

Address Line 2:

Address Line 3:

Please Include Zip/Postal Code
(Country Code/Area Code) Telephone Number:

Taxpayer Identification or Social Security No. (if applicable):

GUARANTEE OF SIGNATURE(S)
(If Required, See Instructions 1 and 5)

Authorized Signature:

Name(s):
Please Print
Name of Firm:

Address:

Address Line 2:

Address Line 3:

Please Include Zip/Postal Code

(Country Code/Area Code) Telephone Number:

Dated: _____________, 2009

SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS
 (See Instructions 2, 5, 7 and 8)

To be completed ONLY if a check for the Purchase Price for any Preference Shares is to be issued to the order of someone other than the person or persons whose signature(s) appears within this Letter of Transmittal, or issued to an address different from that shown in the box titled “Description of Preference Shares Tendered” within this Letter of Transmittal, or if Preference Shares tendered by book-entry transfer that are not accepted for purchase are to be credited to an account maintained at the book-entry transfer facility other than the one designated above.

☐  Payment Check(s)

Name(s):
(Please Print)

Address:
(Include Zip Code)

Taxpayer Identification Number, Social Security Number
 or Employer Identification Number
 (See IRS Form W-9, or other applicable IRS Form)

☐  Credit unpurchased Preference Shares by book-entry to the book-entry transfer facility account set forth below:

DTC Account Number:

Number of Account Party:

INSTRUCTIONS TO LETTER OF TRANSMITTAL

Forming Part of the Terms of the Offer

1.           Guarantee of Signatures.

Except as otherwise provided in this Instruction 1, all signatures on this Letter of Transmittal must be guaranteed by a financial institution that is a participant in the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (an “Eligible Institution”).  Signatures on this Letter of Transmittal need not be guaranteed if either (a) this Letter of Transmittal is signed by any DTC participant whose name appears on a security position listing as the owner of Preference Shares tendered herewith and such participant(s) have not completed either of the boxes within “Special Payment and Delivery Instructions” in this Letter of Transmittal; or (b) such Preference Shares are tendered for the account of an Eligible Institution.  The signatures on these documents may also need to be guaranteed.

2.           Delivery of Letter of Transmittal; No Guaranteed Delivery Procedures.

To tender the Preference Shares, a properly completed and duly executed copy or facsimile of this Letter of Transmittal or an agent’s message and a confirmation of a book-entry transfer into the Depositary’s account with the DTC tendered electronically and any other documents required by this Letter of Transmittal, must be received by the Depositary on or prior to the Expiration Date.  THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY, INCLUDING DELIVERY THROUGH DTC, AND ANY ACCEPTANCE OF AN AGENT’S MESSAGE TRANSMITTED THROUGHT ATOP, IS AT THE ELECTION AND RISK OF THE HOLDER TENDERING PREFERENCE SHARES.  IF SUCH DELIVERY IS MADE BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND THAT SUFFICIENT TIME BE ALLOWED TO ASSURE TIMELY DELIVERY.  Except as otherwise provided below, the delivery will be made when actually received by the Depositary.  This Letter of Transmittal and any other required documents should be sent only to the Depositary, not to XL Capital, the trustee or DTC.

Pursuant to authority granted by DTC, any DTC participant that has Preference Shares credited to its DTC account at any time (and thereby held of record by DTC’s nominee) may directly tender such Preference Shares as though it were the registered holder by so completing, executing and delivering this Letter of Transmittal or delivering an agent’s message.  Tenders of Preference Shares will be accepted in accordance with the procedures described in the preceding sentence and otherwise in compliance with this Letter of Transmittal.

The method of delivery of this Letter of Transmittal, Preference Shares and all other required documents to the Depositary is at the election and risk of the holders.

No alternative, conditional or contingent tenders of Preference Shares will be accepted.  Except as otherwise provided below, the delivery will be deemed made when the delivery is actually received or confirmed by the Depositary.  This Letter of Transmittal should be sent only to the Depositary.  The Depositary will not accept any tender materials other than Letters of Transmittal and the DTC participants’ agent’s messages.

XL Capital does not intend to permit tenders of Preference Shares by guaranteed delivery procedures.

All tendering holders of Preference Shares, by execution of this Letter of Transmittal or a manually signed facsimile of this Letter of Transmittal, or delivery of an agent’s message, waive any right to receive any notice of the acceptance of their tender.

The method of delivery of all documents is at the option and risk of the tendering holders of Preference Shares.  If you choose to deliver the documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.  In all cases, please allow sufficient time to assure timely delivery.

XL Capital will not accept any alternative, conditional or contingent tenders, nor will it purchase any fractional Preference Shares.  By executing this Letter of Transmittal, you waive any right to receive any notice of the acceptance for payment of your tendered Preference Shares.

3.           Inadequate Space.

If the space provided in the box captioned “Description of Preference Shares Tendered” is inadequate, then you should list DTC participants’ account numbers, the number of Preference Shares in the account and the number of Preference Shares tendered on a separate signed schedule attached to this Letter of Transmittal.

4.           Partial Tenders and Unpurchased Preference Shares.

If fewer than all of the Preference Shares owned by a holder are tendered, the holder must fill in the liquidation preference amounts of such Preference Shares tendered in the third column of the box titled “Description of Preference Shares Tendered” herein.  The entire liquidation preference amount represented by the Preference Shares delivered to the Depositary will be deemed to have been tendered, unless otherwise indicated.

5.           Signatures on Letter of Transmittal, Stock Powers and Endorsements.

a.           Exact Signatures.

If this Letter of Transmittal is signed by a DTC participant whose name is shown as the owner of the Preference Shares tendered hereby, the signature must correspond with the name shown on the security position listing as the owner of such Preference Shares.

b.           Joint Holders.

If the Preference Shares are registered in the names of two or more joint holders, each holder must sign this Letter of Transmittal.

c.           Signatures of Fiduciaries

If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, that person should so indicate when signing and must submit proper evidence satisfactory to XL Capital of his or her authority to so act.

6.           Stock Transfer Taxes.

Except as provided in this Instruction 6, no stock transfer tax stamps or funds to cover such stamps need to accompany this Letter of Transmittal.  XL Capital will pay or cause to be paid any stock transfer taxes payable on the transfer to it of Preference Shares purchased in the Offer.  If, however, payment of the Purchase Price is to be made to any person other than the registered holder(s), then the Depositary will deduct from the Purchase Price the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person(s) or otherwise) payable on account of the transfer of cash or stock thereby made to such person, unless satisfactory evidence of the payment of such taxes or an exemption from them is submitted with this Letter of Transmittal.

7.           Special Payment and Delivery Instructions.  If any of the following conditions holds:

a.           check(s) for the Purchase Price of any Preference Shares purchased pursuant to the Offer are to be issued to a person other than the person(s) signing this Letter of Transmittal;

b.           check(s) for the Purchase Price are to be sent to any person other than the person signing this Letter of Transmittal, or to the person signing this Letter of Transmittal, but at a different address; or

c.           Preference Shares tendered by book-entry transfer that are not accepted for purchase are to be credited to an account maintained at the book-entry transfer facility other than the one designated above, then, in any such case, you must complete the appropriate box within “Special Payment and Delivery Instructions” as applicable in this Letter of Transmittal and make sure that the signatures herein are guaranteed as described in Instructions 1 and 5.

8.           Tax Identification Number and Back-up Withholding.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT ANY STATEMENT HEREIN REGARDING ANY U.S. FEDERAL INCOME TAX MATTERS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES UNDER THE CODE.  ANY SUCH STATEMENT HEREIN WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE OFFER TO PURCHASE.  EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Important Tax Information.  U.S. federal income tax laws generally require a tendering stockholder to provide the Depositary with such holder’s correct taxpayer identification number (“TIN”) and a certification that such stockholder is not subject to backup withholding on Form W-9, which is provided below, or, alternatively, to establish another basis for exemption from back-up withholding.  In addition to penalties, failure to provide the Depositary with the correct information and certification or an adequate basis for an exemption from back-up withholding may result in back-up withholding at a current rate of 28% on all payments made to stockholders or other payees pursuant to the Offer.  Any amounts withheld under the back-up withholding rules will be allowed as a credit against the stockholder’s U.S. federal income tax liability.  If withholding results in an overpayment of taxes, the stockholder may obtain a refund if the required information is timely provided to the IRS.  In order to avoid back-up withholding, each tendering stockholder that is a U.S. Holder (as defined in Section 13 of the Offer to Purchase) must provide (i) its correct TIN by completing Form W-9, certifying, under penalties of perjury, (1) that the TIN provided is correct (or that such stockholder is awaiting a TIN), (2) that (A) the stockholder is exempt from back-up withholding, or (B) the IRS has not notified the stockholder that such stockholder is subject to back-up withholding as a result of a failure to report all interest or dividends or (C) the IRS has notified the stockholder that such stockholder is no longer subject to back-up withholding, and (3) that the stockholder is a U.S. person (including a U.S. resident alien), or (ii), if applicable, an adequate basis for exemption.  If the tendering U.S. Holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such U.S. Holder should write “Applied For” in the space provided for the TIN in Part I of Form W-9, and sign and date Form W-9.  If “Applied For” is written in Part I and the Paying Agent is not provided with a TIN by the time of payment, the Paying Agent will withhold 28% from any payments made pursuant to the Offer.  Certain stockholders (including, among others, corporations and certain foreign persons) are not subject to these back-up withholding and reporting requirements.  Exempt U.S. Holders should indicate their exempt status on Form W-9.  For further information concerning back-up withholding and instructions for completing Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the Form W-9 if Preference Shares are held in more than one name), consult the enclosed Form W-9 and related instructions.

In order for a  tendering holder of Preference Shares who is not a U.S. Holder (as defined in Section 13 of the Offer to Purchase) to qualify as an exempt recipient with respect to back-up withholding such holder generally must submit to the Depositary a properly completed IRS Form W-8BEN, Form W-8ECI or Form W-8IMY, as applicable (instead of Form W-9), signed under penalties of perjury, attesting to such stockholder’s foreign status.  An IRS Form W-8BEN is included in this Letter of Transmittal and other applicable forms can be obtained from the Depositary or from www.irs.gov.

Where Preference Shares are tendered on behalf of the holder of Preference Shares by a broker or other DTC participant, the foregoing IRS Forms and certifications generally must be provided by the holder of Preference Shares to the DTC participant, instead of the Depositary, in accordance with the DTC participant’s applicable procedures.

FAILURE TO COMPLETE AND RETURN THE FORM W-9 OR AN APPROPRIATE IRS FORM W-8 MAY RESULT IN BACK-UP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

9.           Irregularities.

XL Capital will determine in its sole discretion all questions as to the number of Preference Shares to accept, and the validity, eligibility (including time of receipt), and acceptance for payment of any tender of Preference Shares.  Any such determinations will be final and binding on all parties.  XL Capital reserves the absolute right to reject any or all tenders of Preference Shares it determines are not in proper form or the acceptance of which or payment for which may, in the opinion of XL Capital, be unlawful.  XL Capital also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Preference Shares, and XL Capital’s interpretation of the terms of the Offer, including these instructions, will be final and binding on all parties.  No tender of Preference Shares will be deemed to be properly made until all defects and irregularities have been cured or waived.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as XL Capital shall determine.  None of XL Capital, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

10.           Questions; Requests for Assistance and Additional Copies.

Please direct any questions or requests for assistance or for additional copies of the Offer to Purchase or this Letter of Transmittal to the Information Agent at the telephone number and address set forth below.  You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

Important:  The Depositary must receive this Letter of Transmittal or verification of acceptance of the Offer from DTC through an agent’s message (together with book-entry transfer and all other required documents) before the Expiration Date (as defined in the Offer to Purchase).

YOU MUST COMPLETE AND SIGN EITHER THE FORM W-9 BELOW OR THE APPLICABLE FORM W-8.  IRS FORM W-8BEN IS ATTACHED BELOW – OTHER IRS FORMS W-8 CAN BE OBTAINED FROM THE DEPOSITARY OR FROM WWW.IRS.GOV.

Form W-9 (Rev. October 2007) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give form to the requester. Do not send to the IRS.
Print or type See Specific Instructions on page 2.	Name (as shown on your income tax return)
Business name, if different from above
Check appropriate box:      ☐  Individual/Sole proprietor    ☐ Corporation     ☐  Partnership
   ☐  Limited liability company.  Enter the tax classification (D = disregarded entity), C = corporation, P = partnership) ►.......
   ☐  Other (see instructions)
oExempt payee
	Address (number, street, and apt. or suite no.)	Requester’s name and address (optional)
City, state, and ZIP code
List account number(s) here (optional)
Part I	Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box.  The TIN provided must match the name given on Line 1 to avoid backup withholding.  For individuals, this is your social security number (SSN).  However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3.  For other entities, it is your employer identification number (EIN).  If you do not have a number, see How to get a TIN on page 3.
Note.  If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social Security number
or
Employer identification number

Part II    Certification
Under penalties of perjury, I certify that:
1.  The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2.  I am not subject to backup withholding because:  (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3.  I am a U.S. citizen or other U.S. person (defined below).

Certification instructions.  You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.  For real estate transactions, item 2 does not apply.  For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN.  See the instructions on page 4.

Sign
Here
Signature of
 U.S. person ►                                                                                     Date ►

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:
1.  Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2.  Certify that you are not subject to backup withholding, or
3.  Claim exemption from backup withholding if you are a U.S. exempt payee.  If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note.  If a requester give you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person

For federal tax purposes, you are considered a person if you are:
  An individual who is a U.S. citizen or U.S. resident alien,
  A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
  An estate (other than a foreign estate) or
  A domestic trust (as defined in Regulations section 3.01.7701-7).
Special rules for partnerships.  Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business.  Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax.  Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:
  The U.S. owner of a disregarded entity and not the entity,
  The U.S. grantor or other owner of a grantor trust and not the trust, and
  The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.
Foreign person.  If you are a foreign person, do not use Form
W-9.  Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien.  Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income.  However, most tax treaties contain a provision known as a “saving clause.”  Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1.  The treaty country.  Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2.  The treaty article addressing the income.

3.  The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4.  The type and amount of income that qualifies for the exemption from tax.

5.  Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example.  Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States.  Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years.  However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States.  A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding?  Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments.  This is called “backup withholding.”  Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators.  Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2.  You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3.  The IRS tells the requester that you furnished an incorrect TIN,
4.  The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5.  You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding.  See the instructions below and the separate instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Penalties

Failure to furnish TIN.  If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding.  If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information.  Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs.  If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return.  However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor.  Enter your individual name as shown on your income tax return on the “Name” line.  You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC).  Check the “Limited liability company” box only and enter the appropriate code for the tax classification (“D” for disregarded entity, “C” for corporation, “P” for partnership) in the space provided.

For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner’s name on the “Name” line.  Enter the LLC’s name on the “Business name” line.

For an LLC classified as a partnership or a corporation, enter the LLC’s name on the “Name” line and any business, trade, or DBA name on the “Business name” line.

Other entities.  Enter your business name as shown on required federal tax documents on the “Name” line.  This name should match the name shown on the charter or other legal document creating the entity.  You may enter any business, trade, or DBA name on the “Business name” line.

Note.  You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt Payee

If you are exempt from backup withholding, enter you name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding.  Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note.  If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1.  An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2.  The United States or any of its agencies or instrumentalities,

3.  A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.  A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5.  An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6.  A corporation,

7.  A foreign central bank of issue,

8.  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.  A futures commission merchant registered with the Commodity Futures Trading Commission,

10.  A real estate investment trust,

11.  An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.  A common trust fund operated by a bank under section 584(a),

13.  A financial institution,

14.  A middleman known in the investment community as a nominee or custodian, or

15.  A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding.  The chart applies to the exempt payees listed above, 1 though 15.

IF the payment is for . . .                  THEN the payment is exempt
                         for . . .

Interest and dividend payments    All exempt payees except for 9

Broker transactions             Exempt recipients 1 though 13.  Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Barter exchange transactions and     Exempt payees 1 though 5
 patronage dividends

Payments over $600 required to be   Generally, exempt recipients 1
reported and direct sales over        though 7[2]
$5,000[1]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.
[2] However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding:  medical and health care payments, attorneys’ fees, and payments for services paid by a federal executive agency.

Part I.  Taxpayer Identification
Number (TIN)

Enter your TIN in the appropriate box.  If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN).  Enter it in the social security number box.  If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.  However, the IRS prefers that you use your SSN.

If you are a single-owner LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter your SSN (or EIN, if the owner has one).  If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note.  See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN.  If you do not have a TIN, apply for one immediately.  To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov.  You may also get this form by calling 1-800-772-1213.  Use Form W-7, Application for IRS Individual Taxpayer Identification Number to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN.  You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business.  You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester.  For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments.  The 60-day rule does not apply to other types of payments.  You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note.  Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.
-
Caution:  A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9.  You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).  Exempt recipients, see Exempt Payee on page 2.

Signature requirements.  Complete the certification as indicated in 1 through 5 below.

1.  Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.  You must give your correct TIN, but you do not have to sign the certification.

2.  Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.  You must sign the certification or backup withholding will apply.  If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.  Real estate transactions.  You must sign the certification.  You may cross out item 2 of the certification.

4.  Other payments.  You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN.  “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5.  Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions.  You must give your correct TIN, but you do not have to sign the certification.

Agriculture in the name of a
public entity (such as a state or
local government, school district,
or prison) that receives
agricultural program payments

[1] List first and circle the name of the person whose number you furnish.  If only one person on a joint account has an SSN, that person’s number must be furnished.
[2] Circule the minor’s name and furnish the minor’s SSN.
[3] You must show your individual name and you may also enter your business or “DBA” name on the second name line.  You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
[4]   List first and circle the name of the trust, estate, or pension trust.  (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)  Also see Special rules regarding partnerships on page 1.

Note.  If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
For this type of account:	Give name and EIN of:
6. Disregarded entity not owned by an individual	The owner[3]
7. A valid trust, estate, or pension trust	Legal entity[4]
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of	The public entity

 Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:
  Protect your SSN,
  Ensure your employer is protecting your SSN, and
  Be careful when choosing a tax preparer.
    Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at 1-800-366-4484.  You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.consumer.gov/idtheft or 1-877-IDTHEFT(438-4338).

Visit the IRS website at www.irs.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA.  The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return.  The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws.  We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return.  Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer.  Certain penalties may also apply.

Form W-8BEN (Rev. February 2006) Department of the Treasury Internal Revenue Service
Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding
► Section references are to the Internal Revenue code.  See separate instructions.
► Give this form to the withholding agent or payer.  Do not send to the IRS.
OMB No. 1545-1621
Do not use this form for:	Instead, use form:

A U.S. citizen or other U.S. person, including a resident alien individual	W-9
A person claiming that income is effectively connected with the conduct of a trade or business in the United States	W-8ECI
A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
   A foreign government, international organization, foreign central bank of issuer, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)
W-8ECI or W-8EXP
Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.
A person acting as an intermediary	W-8IMY

Note: See instructions for additional exceptions.
Part I				Identification of Beneficial Owner (See instructions.)
1 Name of individual or organization that is the beneficial owner				2 Country of incorporation or organization
3 Type of beneficial owner:	☐Individual	☐Corporation	☐Disregarded entity	☐Partnership	☐Simple trust
☐Grantor trust	☐Complex trust	☐Estate	☐Government	☐International organization
☐Central bank of issue	☐Tax-exempt organization	☐Private foundation
4 Permanent residence address (street, apt. or suite no., or rural rout). Do not use a P.O. box or in-care-of address.
City or town, state or province. Include postal code where appropriate.				Country (do not abbreviate)
5 Mailing address (if different from above)
City or town, state or province, Include postal code where appropriate.				Country (do not abbreviate)
6 U.S. taxpayer identification number, if required (See instructions)			7 Foreign tax identifying number, if any (optional)
☐ SSN or ITIN ☐ EIN
8 Reference number(s) (see instructions)
Part II				Claim of Tax Treaty Benefits (if applicable)
9 I certify that (check all that apply):
a ☐The beneficial owner is a resident of within the meaning of the income tax treaty between the United States and that country.
b ☐If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).
c    ☐The beneficial owner is not an individual, derives the item (or times) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d    ☐the beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e    ☐The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10   Special rates and conditions (if applicable–see instructions):  The beneficial owner is claiming the provisions of Article   of the treaty identified on line 9a above to claim a     % rate of withholding on (specify type of income):
Explain the reasons the beneficial owner meets the terms of the treaty article:

Part III	Notional Principal contracts
11   ☐ I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct for a trade or business in the United States.  I agree to update this statement as required.

Part IV	Certification
Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete.  I further certify under penalties of perjury that:
1  I am the beneficial owner  (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
2  The beneficial owner is not a U.S person,
3 The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner’s share of a partnership’s effectively connected income, and
4  For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.
Furthermore, I authorize this form to be provided to any withholding agent that has control receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here  ►_______________________  ______  _______
            Signature of beneficial owner (or individual authorized to sign for beneficial owner)          Date (MM-DD-YYY)    Capacity in which acting

Instructions for Form W-8BEN	Department of the Treasury Internal Revenue Service
(Rev. February 2006)
Certificate of Foreign Status of Beneficial Owner for United States Tax
Withholding

General Instructions
Section references are to the Internal Revenue Code unless otherwise noted.

For definitions of terms used throughout these instructions, see Definitions on pages 3 and 4.

Purpose of form. Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

●   Interest (including certain original issue discount (OID));
●   Dividends;
●   Rents;
●   Royalties;
●   Premiums;
●   Annuities;
●   Compensation for, or in expectation of, services performed;
●   Substitute payments in a securities lending transaction;
or
●   Other fixed or determinable annual or periodical gains, profits, or income.

This tax is imposed on the gross amount paid and is generally collected by withholding under section 1441 or 1442 on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

In addition, section 1446 requires a partnership conducting a trade or business in the United States to withhold tax on a foreign partner’s distributive share of the partnership’s effectively connected taxable income. Generally, a foreign person that is a partner in a partnership that submits a Form W-8 for purposes of section 1441 or 1442 will satisfy the documentation requirements under section 1446 as well. However, in some cases the documentation requirements of sections 1441 and 1442 do not match the documentation requirements of section 1446. See Regulations sections 1.1446-1 through 1.1446-6. Further, the owner of a disregarded entity, rather than the disregarded entity itself, shall submit the appropriate Form W-8 for purposes of section 1446.

If you receive certain types of income, you must provide Form W-8BEN to:

● Establish that you are not a U.S. person
● Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided or a partner in a partnership subject to section 1446; and
● If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

    You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:

  ●   Broker proceeds.
  ●   Short-term (183 days or less) original issue discount (OID).
  ●   Bank deposit interest.
  ●   Foreign source interest, dividends, rents, or royalties.
  ●   Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.

You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.

Additional information. For additional information and instructions for the withholding agent, see the Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.

Who must file. You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

Do not use Form W-8BEN if:

● You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use Form W-9, Request for Taxpayer Identification Number and Certification.
● You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.

  You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide Form 8233, Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or Form W-4, Employee’s Withholding Allowance Certificate.
  You are receiving income that is effectively connected with the conduct of a trade or business in the United States, unless it is allocable to you through a partnership. Instead, provide Form W-8ECI, Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See Change in circumstances on this page.
  You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide Form W-8EXP, Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).
  You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide Form W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.
  You are a disregarded entity for purposes of section 1446. Instead, the owner of the entity must submit the form.
  You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.
  You are a withholding foreign partnership or a withholding foreign trust within the meaning of sections 1441 and 1442 and the accompanying regulations. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner’s, beneficiary’s, or owner’s distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.
  You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian).  Instead, provide Form W-8IMY.
  You are a foreign partnership or foreign grantor trust for purposes of section 1446. Instead, provide Form W-8IMY and accompanying documentation. See Regulations sections 1.1446-1 through 1.1446-6.
Giving Form W-8BEN to the withholding agent. Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment, who credits your account, or a partnership that allocates income to you. Give Form W-8BEN to the person requesting it before the payment is made to you, credited to your account or allocated. If you do not provide this form, the withholding agent may have to withhold at the 30% rate, backup withholding rate, or the rate applicable under section 1446. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.

Note. If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.

Change in circumstances. If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you must file a new Form W-8BEN or other appropriate form.

If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

If you become a U.S. citizen or resident alien after you submit Form W-8BEN, you are no longer subject to the 30% withholding rate or the withholding tax on a foreign partner’s share of effectively connected income. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident alien. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN. Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2005, remains valid through December 31, 2008. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6

beginning on page 4 for circumstances under which you must provide a U.S. TIN.	test” for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an
Definitions

Beneficial owner. For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income.

Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

For purposes of section 1446, the same beneficial owner rules apply, except that under section 1446 a foreign simple trust rather than the beneficiary provides the form to the partnership.

The beneficial owner of income paid to a foreign estate is the estate itself.

Note. A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9. For purposes of section 1446, a U.S. grantor trust or disregarded entity shall not provide the withholding agent a Form W-9 in its own right. Rather, the grantor or other owner shall provide the withholding agent the appropriate form.

Foreign person. A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual. Any individual who is not a citizen or resident alien of the United States is a nonresident alien individual. An alien individual meeting either the “green card test” or the “substantial presence alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a bona fide resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See Pub. 519, U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.

Flow-through entity. A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder’s jurisdiction.

For purposes of section 1446, a foreign partnership or foreign grantor trust must submit Form W-8IMY to establish the partnership or grantor trust as a look through entity. The Form W-8IMY may be accompanied by this form or another version of Form W-8 or Form W-9 to establish the foreign or domestic status of a partner or grantor or other owner. See Regulations section 1.1446-1.

Hybrid entity. A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.

Reverse hybrid entity. A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.

Fiscally transparent entity. An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity. A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

   A disregarded entity shall not submit this form to a partnership for purposes of section 1446. Instead, the owner of such entity shall provide appropriate documentation. See Regulations section 1.1446-1.

Amounts subject to withholding. Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

For purposes of section 1446, the amount subject to withholding is the foreign partner’s share of the partnership’s effectively connected taxable income.

Withholding agent. Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

For purposes of section 1446, the withholding agent is the partnership conducting the trade or business in the United States. For a publicly traded partnership, the withholding agent may be the partnership, a nominee holding an interest on behalf of a foreign person, or both. See Regulations sections 1.1446-1 through 1.1446-6.

Specific Instructions

A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give Form W-8BEN to a withholding agent only for income for which no treaty benefit is being claimed.

Part I

Line 1. Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

Line 2. If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for “not applicable”).

Line 3. Check the one box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. Do not check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you must check the “Partnership” or “Disregarded entity” box. If you are a sole proprietor, check the “Individual” box, not the “Disregarded entity” box.

Only entities that are tax-exempt under section 501 should check the “Tax-exempt organization” box. Such organizations should use Form
W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.

Line 4. Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country’s income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5. Enter your mailing address only if it is different from the address you show on line 4.

Line 6. If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get Form SS-5 from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.

If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). To apply for an ITIN, file Form W-7 with the IRS. It usually takes 4-6 weeks to get an ITIN.

An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.

If you are not an individual or you are an individual who is an employer or you are engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on Form SS-4, Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter your EIN.

A partner in a partnership conducting a trade or business in the United States will likely be allocated effectively connected taxable income. The partner is required to file a U.S. federal income tax return and must have a U.S. taxpayer identification number (TIN).
You must provide a U.S. TIN if you are:
●  Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans,
●   A foreign grantor trust with 5 or fewer grantors,
●   Claiming benefits under an income tax treaty, or
●   Submitting the form to a partnership that conducts a trade or business in the United States.
However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:
●  Dividends and interest from stocks and debt obligations that are actively traded;
●  Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);
●   Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and
●   Income related to loans of any of the above securities.

You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.

Line 7. If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8. This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 on page 4)

Part II

Line 9a. Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

Line 9b. If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.

Line 9c. An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it:
●   Derives the item of income for which the treaty benefit is claimed, and

 ●   Meets the limitation on benefits provisions contained in the treaty, if any.
An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity’s jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if:
●   The interest holder is not fiscally transparent in its jurisdiction with respect to the item of income, and
●   The entity is considered to be fiscally transparent under the laws of the interest holder’s jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder’s jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder’s Form W-8BEN with a Form W-8IMY completed by the entity.

An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.

To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS website at www.irs.gov.

If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a “limitation on benefits” provision.

Line 9d. If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on (a) U.S. source dividends paid to you by another foreign corporation or (b) U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a “qualified resident” of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation (“branch interest”) and other applicable rules.

In general, a foreign corporation is a qualified resident of a country if any of the following apply.
●   It meets a 50% ownership and base erosion test.
●   It is primarily and regularly traded on an established securities market in its country of residence or the United States.
●   It carries on an active trade or business in its country of residence.
●   It gets a ruling from the IRS that it is a qualified resident.

    See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.

If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986, do not check box 9d. Instead, check box 9c.

Line 9e. Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year will exceed $500,000. Additionally, you must file Form 8833, Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10

Line 10 must be used only if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See Scholarship and fellowship grants below for more information.

The following are additional examples of persons who should complete this line.

●  Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.
●  Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.
●  Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see Nonresident alien student or researcher who becomes a resident alien later for an example.

Scholarship and fellowship grants. A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. No Form W-8BEN is required unless a treaty benefit is being claimed. A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. Do not use Form W-8BEN for compensatory scholarship or fellowship income. See Compensation for Dependent Personal Services in the Instructions for Form 8233.

If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income) from the same withholding agent, you may use Form 8233 to claim a tax treaty withholding exemption for part or all of both types of income.

Completing lines 4 and 9a. Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

Completing line 10. You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.

Nonresident alien student or researcher who becomes a resident alien. You must use Form W-9 to claim an exception to a saving clause. See Nonresident alien who becomes a resident alien on this page for a general explanation of saving clauses and exceptions to them.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.

Part III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

Part IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. Form 2848, Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker transactions or barter exchanges. Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

   You are an exempt foreign person for a calendar year in which:
  ●  You are a nonresident alien individual or a foreign corporation, partnership, estate, or trust;
  ●  You are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and
  ●  You are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

Paperwork Reduction Act Notice. We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: Recordkeeping, 5 hr., 58 min.; Learning about the law or the form, 3 hr., 46 min.; Preparing and sending the form to IRS, 4 hr., 2 min.

If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can email us at *taxforms@irs.gov. Please put “Forms Comment” on the subject line. Or you can write to Internal Revenue Service, Tax Products Coordinating Committee, SE:W:CAR:MP:T:T:SP, 1111 Constitution Ave. NW, IR-6406, Washington, DC 20224. Do not send Form W-8BEN to this office. Instead, give it to your withholding agent.

This Letter of Transmittal and any other required documents should be sent or delivered by each tendering holder of Preference Shares or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth on the front cover of this Letter of Transmittal.

Please contact the Dealer Manager with questions regarding the terms of the Offer or the Information Agent with questions regarding how to tender and/or request additional copies of the Offer to Purchase, this Letter of Transmittal or other documents related to the Offer at the contact information set forth below.  Holders of Preference Shares also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.  Please contact the Depositary to confirm delivery of Preference Shares.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

One New York Plaza
New York, NY 10004
Attn: Liability Management Group
Call: (212) 902-5183
Call toll-free: (800) 828-3182

The Information Agent for the Offer is:

Global Bondholder Services Corporation

65 Broadway—Suite 723
New York, NY 10006
Banks and Brokers call: (212) 430-3774
Toll Free: (866) 857-2200

Exhibit (a)(5)(A)

XL Capital Ltd XL House One Bermudiana Road P. O. Box HM 2245 Hamilton HM JX Bermuda Phone: (441) 292-8515 Fax: (441) 292-5280
Press Release

Contact:                  David R. Radulski
 Investor Relations
 (441) 294-7460

 Carol A. Parket Trott
 Media Relations
 (441) 294-7290

XL CAPITAL LTD ANNOUNCES TENDER OFFER FOR SERIES C PREFERENCE ORDINARY SHARES

HAMILTON, BERMUDA – February 27, 2009 - XL Capital Ltd (“XL” or the “Company”) (NYSE: XL) announced today its tender offer for any and all of its 20,000,000 outstanding Series C Preference Ordinary Shares, liquidation preference $25.00 per share (the “Preference Shares”). In the tender offer, holders of Preference Shares will have the opportunity to tender some or all of their Preference Shares at a purchase price of $8.25 per Preference Share, plus accrued but unpaid dividends up to, but not including, the date the Preference Shares are purchased, in cash and without interest.

The tender offer will expire at 11:59 P.M., Eastern Time, on March 26, 2009, unless the tender offer is extended or earlier terminated by the Company.

The tender offer is not contingent upon any minimum number of Preference Shares being tendered or the availability of financing.  It is subject to customary conditions for transactions of this type.

Holders of Preference Shares who have any questions regarding the terms of the tender offer should contact the Dealer Manager, Goldman, Sachs & Co., at (800) 828-3182 (U.S. Toll-free) or (212) 902-5183.  Copies of the Offer to Purchase, the Letter of Transmittal or any related documents may be obtained from Global Bondholder Services Corporation, the Information Agent, at (866) 857-2200 (U.S. Toll-free).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE PREFERENCE SHARES OR ANY OTHER SECURITIES AND SHALL NOT CONSTITUTE AN OFFER, SOLICITATION OR SALE OF ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

XL Capital Ltd, through its operating subsidiaries, is a leading provider of global insurance and reinsurance coverages to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis.  More information about XL Capital Ltd is available at www.xlcapital.com.

# # #

This press release contains forward-looking statements.  Such statements involve inherent risks and uncertainties.  Statements that are not historical facts, including statements about XLCapital’s beliefs or expectations, are forward-looking statements.  These statements are based on current plans, estimates and expectations.  Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them.  A non-exclusive list of the important factors that could cause actual events or results to differ materially from those in such forward-looking statements include the important factors set forth in XL Capital’s most recent annual report on Form 10-K, quarterly report on Form 10-Q and XL Capital’s other documents on file with the Securities and Exchange Commission.  XL Capital undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future developments or otherwise.